CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the inclusion in this annual report on Form 40-F of (i) our report dated November 29, 2005, with respect to the consolidated balance sheets of Bank of Montreal as at October 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended; and (ii) our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, dated November 29, 2005.
/s/  KPMG LLP
Chartered Accountants
Toronto, Canada
November 29, 2005